Prudential Investment Portfolios 8
Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102

October 1, 2013

The Board of Trustees
Prudential Investment Portfolios 8
Prudential Stock Index Fund
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102

Re:	Management Fee Waiver

To the Board of Trustees:

Prudential Investments, LLC, the manager of the Prudential Stock Index Fund (the “Fund”), has contractually agreed through January 31, 2015 to waive a portion of its management fee so that the effective management fee for the Fund will be .08% of the average daily net assets of the Fund. This waiver may not be discontinued prior to January 31, 2015. The decision on whether to renew, modify or discontinue the waiver is subject to review by Prudential Investments LLC and the Fund’s Board of Trustees.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President